 

SO
316.04

04003529

STATES
HANGE COMMISSION
.D.C. 20549

Uf 3-4-04

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/03___ AND ENDING ___12/31/03___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Susquehanna Financial Group, LLLP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 City Line Avenue, Suite 401

(No. and Street)

OFFICIAL USE ONLY
FIRM ID. NO.

Bala Cynwyd	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Sullivan   (610) 617-2600

(Area Code- Telephone Number)

RECD S.E.C.

FEB 27 2004

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - if individual, state last, first, middle name)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number



OATH OR AFFIRMATION

I, Brian Sullivan _____ swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Susquehanna Financial Group, LLLP _____ , as of

December 31 _____, ~~19~~ 2003 , are true and correct. I further swear (or affirm) that neither the company nor any partner, pro-

prietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Treasurer + Sec'y
_____
Title

_____
Notary Public

MICHAEL L. MCLLEN, C ...MISSIONER OF ...)
Montgomery County, Pennsylvania
My Commission Expires June 01, 2006

This report** contains (check all applicable boxes):

- [✔] (a) Facing Page.
- [✔] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✔] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*





SUSQUEHANNA FINANCIAL GROUP, LLLP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants





GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Partners of
Susquehanna Financial Group, LLLP

We have audited the accompanying statement of financial condition of Susquehanna Financial Group, LLLP (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Financial Group, LLLP as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 3, 2004

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1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com

SUSQUEHANNA FINANCIAL GROUP, LLLP

STATEMENT OF FINANCIAL CONDITION
(dollars in thousands)

December 31, 2003

ASSETS

Cash	$ 47
Receivable from Clearing Broker	63,294
Receivable from Affiliate	2,557
Commission Receivable	9,475
Securities Owned - at market value	59,183
Furniture and Equipment (net of accumulated depreciation of $799)	978
Other Assets	105
Total Assets	**$135,639**

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Securities sold, not yet purchased - at market value	$ 23,743
Payable to affiliates	1,503
Accounts payable and accrued expenses	24,439
Total liabilities	**49,685**
Partners' Capital	85,954
Total Liabilities and Partners' Capital	**$135,639**

1. ORGANIZATION:

Susquehanna Financial Group, LLLP (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company generally acts as an introducing broker and trades for its own account. The Company is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner Corp.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records transactions in securities and options on a trade-date basis.

Securities owned and securities sold, not yet purchased, are valued at market value on December 31, 2003.

No provision for federal or state income taxes has been made since, as a limited liability limited partnership, the Company is not subject to those income taxes. The Company's income or loss is reportable by its Partners on their respective tax returns. The Company is subject to local taxes.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, at quoted market values are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$36,730	$11,727
Options	22,453	12,016
	$59,183	$23,743

4. RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK:

The clearing and depository operations for the Company's and customers' securities transactions are provided by one broker pursuant to a clearance agreement.

At December 31, 2003, all of the securities owned and securities sold, not yet purchased, and the amount receivable from clearing broker reflected on the statement of financial condition are security positions with and amounts due from this clearing broker.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2003, there were no unsecured amounts owed to the clearing broker by these customers.

5. NET CAPITAL REQUIREMENT:

The Company is a registered broker-dealer with the NASD, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the basic method, which requires it to maintain minimum net capital, as defined, of the greater of $100 or 6-2/3% of aggregate indebtedness. Net capital changes from day to day, but as of December 31, 2003, the Company had net capital of $39,797, which exceeded its requirement of $1,730 by $38,067.

6. RELATED PARTY TRANSACTIONS:

SIG acts as a common payment agent for the Company and various affiliates for all direct and indirect operating expenses. The Company pays a monthly management fee for the indirect costs based on allocations determined at SIG's discretion. The receivable from affiliate is a prepaid management fee of $2,557 relating to these indirect operating costs.

The Company is under common control with Susquehanna Business Development, Inc. Susquehanna Business Development, Inc. performs marketing services for the Company. The payable to this affiliate for these services is $735 as of December 31, 2003.

Included in payable to affiliates are commissions payable amounting to approximately $765.

Because of their short-term nature, the fair values of the payables to affiliates approximate their carrying amounts.

The Company executes trades for various affiliates for which it receives commissions at various rates.

The Company and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in trading new product lines. Therefore, the financial position and operating results presented herein may not necessarily be indicative of those which would be obtained had these entities operated autonomously.

Included in other assets is a nonvoting interest in the clearing broker through which the Company clears its proprietary transactions.

7. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's activities include the purchase and sale of equity options having various expiration dates. Equity options give the holder the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used for trading purposes and for managing risk associated with the portfolio of investments. The writing of options involves elements of market risk in excess of the amount recognized on the statement of financial condition. The Company generally attempts to limit its risk by holding offsetting security or option positions.





SUSQUEHANNA FINANCIAL GROUP, LLLP

INDEPENDENT AUDITOR'S
 SUPPLEMENTARY REPORT ON
 INTERNAL CONTROL

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants





GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Partners of
Susquehanna Financial Group, LLLP

In planning and performing our audit of the financial statements and supplemental schedule of Susquehanna Financial Group, LLLP (formerly Susquehanna Financial Group, Inc.) (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

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1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com

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disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements caused by error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 3, 2004